UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                  Joystar, Inc.
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                                (Name of Issuer)

                      Common Stock, no par value per share
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                         (Title of Class of Securities)

                                    48122A109
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                                 (CUSIP Number)

                                  Joystar, Inc.
                               95 Argonaut Street
                              Aliso Viejo, CA 92656
                                 (949) 837-8101
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 13, 2006
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]


      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   None
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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Jeffrey Wu

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a).......................................................................

      (b).......................................................................

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3.    SEC Use Only..............................................................

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4.    Source of Funds (See Instructions) (See item 3)..PF.......................

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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) .................

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6.    Citizenship or Place of Organization .....U.S.A...........................

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Number of        7.  Sole Voting Power .........4,123,457.......................
Shares           ---------------------------------------------------------------
Beneficially     8.  Shared Voting Power........................................
Owned by         ---------------------------------------------------------------
Each             9.  Sole Dispositive Power.....4,123,457.......................
Reporting        ---------------------------------------------------------------
Person With      10. Shared Dispositive Power
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person...4,123,457..

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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions) ............................................................

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13.   Percent of Class Represented by Amount in Row (11).........13.2%..........

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14.   Type of Reporting Person (See Instructions)

      ......IN..................................................................

      ..........................................................................

Item 1.  Security and Issuer.

       This Schedule 13D relates to the common stock, no par value per share (the "Common Stock") of Joystar, Inc., whose principal executive offices are located at 95 Argonaut Street, Aliso Viejo, CA 92656 (the "Issuer").

Item 2. Identity and Background.

      (a)   The name of the reporting person is Jeffrey Wu (the "Reporting
            Person").

      (b) The business address of the Reporting Person is 100 William Street, Suite 2000, New York, NY 10038.

      (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

            i. President of Mon Chong Loong Trading Corp., 56-72 49th Place, Maspeth, NY 11378;
            ii. President of Hong Kong Supermarket, Inc., 109 E. Broadway, New York, NY 10002;
            iii. President of Hong Kong Supermarket of Brooklyn, Inc., 6023 8th Avenue, Brooklyn, NY 11220;
            iv. President of Hong Kong Supermarket of Elmhurst, Inc., 82-02 45th Avenue, Elmhurst, NY 11373;
            v. President of Hong Kong Supermarket of Flushing, Inc., 37-11 Main Street, Flushing, NY 11354; and
            vi. President of Hong Kong Supermarket of East Brunswick, Inc., 275 Route 18 South, East Brunswick, NJ 08816.

      (d) The Reporting Person has not been convicted in any criminal proceedings during the last five years.

      (e) The Reporting Person has not been a party to any civil proceedings during the last five years.

      (f)   The Reporting Person is a citizen of the U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

       On March 15, 2005, the Reporting Person became a beneficial owner of more than 5% of the Issuer's Common Stock. Since then and as of the date hereof, the Reporting Person has acquired 2,560,999 shares of Common Stock from the public market for various purchase prices equal to an aggregate of approximately $840,992. The source of funding for all purchases was personal funds.

Item 4.  Purpose of Transaction.

       The Reporting Person has been accumulating Common Stock of the Issuer and may continue doing so. As a result of the Reporting Person's accumulation of 4,123,457 shares of Common Stock, the Reporting Person may seek to change or influence the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.

Item 5.  Interest in Securities of the Issuer.

       (a) The Reporting Person beneficially owns an aggregate of 4,123,457 shares of Common Stock, representing 13.2% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-QSB filed November 16, 2005.)

       (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 4,123,457 shares of Common Stock owned by the Reporting Person.

       (c) The Reporting Person's purchases of the Issuer's Common Stock during the last sixty days are as follows:

Date                          Shares of Common Stock        Price per Share
----                          ----------------------        ---------------
November 18, 2005             10,000                        .22
                              10,000                        .23
                              10,000                        .24
November 21, 2005             5,000                         .2350
                              20,000                        .24
                              5,000                         .25
                              20,000                        .26
November 22, 2005             20,000                        .25
                              21,000                        .26
                              10,000                        .27
November 23, 2005             20,000                        .26
November 29, 2005             30,000                        .26
November 30, 2005             10,000                        .27
                              5,000                         .28
December 5, 2005              5,000                         .255
                              25,000                        .26
                              70,000                        .27
December 6, 2005              60,000                        .27
                              20,000                        .28
December 7, 2005              15,000                        .27
                              50,000                        .28
December 8, 2005              8,000                         .275
                              50,000                        .28
December 12, 2005             5,000                         .24
                              20,000                        .25
December 13, 2005             50,000                        .24
December 14, 2005             10,000                        .24
                              10,000                        .25
                              6,260                         .26
December 15, 2005             2,000                         .23
December 16, 2005             20,000                        .25
                              10,000                        .26
December 19, 2005             5,000                         .24
                              20,000                        .25
December 20, 2005             20,000                        .25
December 21, 2005             15,000                        .25
December 23, 2005             35,000                        .25
December 27, 2005              30,000                       .24
                              22,000                        .25
                              30,000                        .26
December 28, 2005             45,000                        .25
                              50,000                        .26
December 29, 2005             220,000                       .26
December 30, 2005             5,000                         .28
                              16,100                        .29
                              5,000                         .30
                              10,000                        .33
January 5, 2006               35,000                        .41
                              20,000                        .45
                              30,000                        .46
                              15,000                        .47
                              60,000                        .50
January 6, 2006               20,000                        .48
                              55,000                        .49
                              25,000                        .50
                              15,000                        .51
                              44,000                        .54

January 10, 2006              2,500                         .54
                              4,500                         .56
                              19,130                        .57
                              2,500                         .58
                              3,000                         .60
                              5,000                         .62
                              2,500                         .65
January 12, 2006              18,500                        .75
                              11,100                        .78
                              11,500                        .79
                              27,400                        .80
January 13, 2006              10,000                        .72
                              10,000                        .734
                              70,000                        .75
                              20,000                        .77
                              10,000                        .78

       (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,123,457shares of Common Stock owned by the Reporting Person.

       (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to Be Filed as Exhibits.

         None.

Signature.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  January 23, 2006

                                                  JEFFREY WU



                                                 /s/ Jeffrey Wu
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